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                             April 10, 2023

       Anton Feingold
       Corporate Secretary
       Ares Acquisition Corp
       245 Park Avenue, 44th Floor
       New York, New York 10167

                                                        Re: Ares Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 24,
2023
                                                            File No. 333-269400

       Dear Anton Feingold:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Summary of Financial Analysis, page 127

   1. We note your response to comment 9. We also note that, pursuant to the Domestication
                                                        Proposal, AAC will
become a Delaware corporation. Please expand your analysis to discuss the
Domestication and provide the legal basis for the company's and the advisor's belief that security
holders cannot rely on the opinion to bring state law actions after
                                                        AAC   s change in
domicile to Delaware.
 Anton Feingold
FirstName   LastNameAnton Feingold
Ares Acquisition  Corp
Comapany
April       NameAres Acquisition Corp
       10, 2023
April 210, 2023 Page 2
Page
FirstName LastName
Unaudited Pro forma Condensed Combined Financial Information
Basis of Presentation, page 194

2. We note your response to our prior comment 15. Please tell us why you believe the fact that the equity holder, which has a controlling financial interest in X-energy OpCo prior to
         Closing and is expected to have a controlling financial interest in the post-combination company is relevant to the accounting determination for the business combination between AAC and X-energy. In this regard, include as part of your response the accounting guidance that supports your determination.
Adjustment D, page 195

3. We note your response to prior comment 14. Your disclosure appears to continue to suggest that the $35.0 million in deferred underwriter commissions recorded by AAC in connection with its IPO, relates to the Business Combination. Please revise your disclosure accordingly.
Adjustment G, page 195

4.       You state that this adjustment reflects the conversion of the AAC
Support Parties    AAC
         Class B Ordinary Shares into 6.9 million New X-energy Class A Common Stock, which appear to also reflect the forfeiture by the Sponsor of AAC Class B Ordinary Shares as a
         result of the redemptions by the AAC shareholders in connection with the approval of the
         First Extension. Please revise to clarify, or explain where the forfeiture is reflected.
Preferred Stock, page 222

5. We note your disclosure on page xx that "subject to the conditions set forth in the
         Commitment Letter the PIPE Investor has committed to purchase in a private placement, to close immediately prior to the Closing, up to 45,000 shares of Series A Preferred
         Stock" and that "[i]n no event shall any reduction to the PIPE Commitment exceed
         $25.0 million in the aggregate." We also note your disclosure on page
222 that    no shares
         of New X-energy Preferred Stock will be issued or outstanding immediately after the
         completion of the Business Combination.    Please revise or clarify.

General

6. We note your response to comment 26. Please revise the risk factor to explain the differences, if any, between the due diligence conducted by the advisors on X-energy and
         AAC in this transaction and the due diligence that would be conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

        You may contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-
3723 if you have questions regarding comments on the financial statements and related
 Anton Feingold
Ares Acquisition Corp
April 10, 2023
Page 3

matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameAnton Feingold                        Sincerely,
Comapany NameAres Acquisition Corp
                                                        Division of Corporation
Finance
April 10, 2023 Page 3                                   Office of Manufacturing
FirstName LastName